Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-190038 November 7, 2013

Barclays ETN+ Shiller CAPETM ETNs

The Barclays ETN+ Shiller CAPETM Exchange Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time are linked to the performance of the Shiller Barclays CAPETM US Core Sector Index (the “Index”). The Index seeks to provide a notional long exposure to the top four relatively undervalued US equity sectors that also exhibit relatively strong price momentum. The Index incorporates the CAPE (Cyclically Adjusted Price Earnings) ratio to assess equity market valuations of nine sectors on a monthly basis and to identify the relatively undervalued sectors represented in the S&P 500® Index. The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The Index then selects the top four undervalued sectors that possess relatively stronger price momentum over the past twelve months and allocates an equally weighted notional long position in the total return version of the S&P Select Sector Indices corresponding to the selected sectors. The ETNs do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or upon early redemption based on the performance of the Index less an investor fee.

This document contains important information about the plan of distribution of the ETNs you are purchasing and should be read in conjunction with the pricing supplement, dated July 19, 2013, the prospectus supplement, dated July 19, 2013, and the prospectus, dated July 19, 2013 (together, the “Prospectus”). Defined terms used but not defined herein shall have the meanings ascribed to them in the Prospectus. This pricing supplement, together with the documents listed below, contains the terms of the ETNs you are purchasing. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus, dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement, dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Pricing Supplement, dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513296060/d570632d424b3.htm

On the inception date, we issued $100,000,000 principal amount of the ETNs, of which $4,000,000 principal amount were sold at 100% of their principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution As of the date hereof, we have sold a further $7,770,000 principal amount of the ETNs through Barclays Capital Inc., as agent, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Barclays Capital Inc. did not receive an agent’s commission in connection with these sales.

On November 25, 2013 (the “Date of Sale”), we intend to sell a further $[        ] principal amount of the ETNs to clients of UBS Financial Services Inc. with advisory accounts (“Advisory Clients”). With respect to the ETNs sold to Advisory Clients, UBS Financial Services Inc. will facilitate the sale of the ETNs as broker on an agency basis at a price equal to 100% of the closing indicative value of the ETNs on the Date of Sale (the “Price to Public”) and UBS Financial Services Inc. will not retain a dealer’s commission. Accordingly, the aggregate proceeds to Barclays Bank PLC of ETNs sold to Advisory Clients will be 100% of the Price to Public, for a total of $[        ]. Orders to purchase ETNs in accounts of Advisory Clients which are accepted by UBS Financial Services Inc. will be executed at the Price to Public, which will be determined at the close of business on the Date of Sale. You may modify or cancel your order at any time prior to 12:00 noon EST on the Date of Sale. Orders received by UBS Financial Services Inc. and not cancelled prior to 12:00 noon EST on the Date of Sale will be executed automatically at the Price to Public without any further action by you. On or prior to the Date of Sale, the price at which you may be able to purchase the ETNs in the secondary market or otherwise may be more or less than the Price to Public on the Date of Sale.

November 7, 2013

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue, Attn: USInvSol Support, New York, NY 10019.